RICH NUTS

TASTE THE RICHNESS OF LIFE

Rich Nuts, LLC
(the "Company")
a Delaware Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2023 & 2022

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Rich Nuts, LLC Management

We have reviewed the accompanying financial statements of Rich Nuts, LLC (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
February 3, 2025

RICH NUTS, LLC
STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	72,952	22,884
Accounts Receivable	31,493	13,864
Inventory	134,163	35,496
Prepaid Expenses	1,916	1,916
Other Current Assets	2,081	2,081
Total Current Assets	242,605	76,241
Non-Current Assets:		
Property and Equipment	138,864	66,765
Other Assets	8,825	14,296
Total Non-Current Assets	147,689	81,061
TOTAL ASSETS	390,294	157,302
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	78,013	5,496
Accrued Liabilities	130,000	58,431
Other Current Liabilities	-	59,429
Loans Payable-ST	57,756	-
Loans Payable - Related Party	2,517,705	1,379,026
Total Current Liabilities	2,783,474	1,502,383
Non-Current Liabilities:		
Loans Payable -LT	24,983	42,365
Total Non-Current Liabilities	24,983	42,365
TOTAL LIABILITIES	2,808,457	1,544,747
EQUITY		
Member's Capital	336,224	276,805
Accumulated Deficit	(2,754,387)	(1,664,250)
TOTAL EQUITY	(2,418,164)	(1,387,445)
TOTAL LIABILITIES AND EQUITY	390,294	157,302

See Accompanying Notes to these Unaudited Financial Statements

RICH NUTS, LLC
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
Revenue	448,935	176,847
Sales Discounts	(21,182)	(25,784)
Cost of Goods Sold	(175,003)	(157,390)
Gross Profit	252,750	(6,326)
Operating Expenses		
Depreciation Expense	42,453	5,925
Advertising & Marketing	337,826	85,951
Selling Expenses	153,516	133,421
Legal and Professional Fees	605,757	245,003
Insurance Expense	2,333	1,409
Rent Expense	37,087	68,893
Research & Development	2,285	15,870
General and Administrative	135,157	35,262
Total Operating Expenses	**1,316,414**	**591,733**
Total Loss from Operations	**(1,063,664)**	**(598,060)**
Other Income/ (Expense)		
Other Income	6,275	606
Other Expense	(64,167)	-
Interest Expense	(3,717)	(3,268)
Total Other Income/ (Expense)	**(61,609)**	**(2,662)**
Net Income (Loss)	**(1,125,273)**	**(600,721)**

See Accompanying Notes to these Unaudited Financial Statements

RICH NUTS, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY

	Member's Capital		Retained earnings (Deficit)	Total Member's Equity
	Units	$ Amount		
Beginning balance at 1/1/22	-	276,805	(1,063,529)	(786,724)
Contribution	-	-	-	-
Distribution	-	-	-	-
Prior Period Adjustment	-	-	-	-
Net income (loss)	-	-	(600,721)	(600,721)
Ending balance at 12/31/22	-	276,805	(1,664,250)	(1,387,445)
SAFE	-	-	-	-
Contribution (Non-cash)	-	59,419	-	59,419
Distribution	-	-	-	-
Prior Period Adjustment	-	-	35,136	35,136
Net income (loss)	-	-	(1,125,273)	(1,125,273)
Ending balance at 12/31/23	-	336,224	(2,754,387)	(2,418,164)

See Accompanying Notes to these Unaudited Financial Statements

RICH NUTS, LLC
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,125,273)	(600,721)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	42,453	5,925
Accounts Receivable	(17,629)	(3,882)
Inventory	(98,667)	(35,496)
Prepaid Expenses	-	-
Other Current Assets	-	(2,081)
Other Assets	5,471	(8,825)
Accounts Payable & Accrued Expenses	84,657	42,295
Prior Period Adjustment	35,136	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	51,421	(2,064)
Net Cash provided by (used in) Operating Activities	(1,073,852)	(602,786)
INVESTING ACTIVITIES	-	-
Property & Equipment	(55,134)	(31,054)
Net Cash provided by (used in) Investing Activities	(55,134)	(31,054)
FINANCING ACTIVITIES		
Loans Payable-ST	57,756	(2,479)
Loans Payable - Related Party	1,138,679	642,385
Loans Payable -LT	(17,382)	(7,635)
Net Cash provided by (used in) Financing Activities	1,179,053	632,271
Cash at the beginning of period	22,884	24,454
Net Cash increase (decrease) for period	50,068	(1,569)
Cash at end of period	72,951	22,884

See Accompanying Notes to these Unaudited Financial Statements

Rich Nuts, LLC
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Rich Nuts, LLC ("the Company") was formed as a limited liability company on January 3, 2017 in California, and was converted into a Delaware limited liability company effective as of December 8, 2023. The company plans to earn revenue by producing and selling gourmet sprouted nuts in retail stores and online. The Company's customers will be located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. While the Company has incurred losses in the past two years, a significant portion of 2023's expenses were driven by strategic expansion efforts, including an acquisition of a manufacturing facility, increased marketing investments, and a large capital expenditure on a packaging machine that ultimately never became operational, impacting projected revenue growth.

Management has evaluated these factors and decided to make a substantial shift to a co-packing model that will eliminate the high fixed costs associated with facility ownership, positioning the Company for a more financially sustainable path forward. Management believes that, while challenges remain, this operational shift, combined with the removal of acquisition-related expenses, will lead to improved financial stability and a clearer trajectory toward profitability. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $72,952 and $22,884 in cash and cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company does not estimate an allowance for doubtful accounts despite having uncollectable accounts. The company acknowledges this to be negligible.

Inventory

Inventory consisted primarily of raw materials, inventory in-transit and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2022 was $134,163 and $35,496, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was an impairment of $92,400 for a line bagger recorded for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2023	2022
Production Equipment	3	168,595	88,201
Less: Accumulated Depreciation		(29,731)	(21,436)
Totals		138,864	66,765

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling gourmet sprouted nuts to customers. The company sells directly to consumers via online sales and Amazon, to distributors and wholesalers. Payments related to sales processed through Amazon are remitted every two weeks and payments from direct consumers are collected at the time of purchase, while distributors pay on credit with net 60 terms.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected refunds.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of travel, utilities, office supplies, fees, dues & subscriptions, repairs & maintenance, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2023, the Company had an outstanding loan payable in the amount of $2,517,705 owed to Samantha Coker, co-founder and member. See Note 5 for more information.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently seeking compensation via the law of equity for a faulty packaging machine that was purchased but never worked. The likelihood of settlement in favor of the company is 50%. The company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loan Payable

In May 2020, the Company entered into a loan agreement for $50,000 with an interest rate of 1% and a maturity date of May 7, 2025. This loan was made pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act). The balance of this loan was $24,983.24 and $42,365 as of December 31, 2023 and 2022, respectively.

The Company also entered into an Equipment Finance Agreement with Fast Track Capital I, LLC on June 15, 2023, which allowed it to borrow up to $50,000 on a line of credit. The company used the proceeds to purchase production equipment. The balance of these loans were $57,756.11 and $0 as of December 31, 2023 and 2022, respectively.

Loan Payable - Related Party: The Company entered into a promissory note with member Samantha Coker, co-founder and member, for the purpose of funding operations. The interest on the note was 5%. The amount is due and payable in full at the demand of the holder. The balance of this loan was $2,517,705.07 and $1,379,026.43 as of December 31, 2023 and 2022, respectively. See Note 3.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Loan Payable	100,000	1%	Various	57,756	24,983	82,739	-	-	42,365	42,365	-
Loan Payable - Related Party	2,517,705	-	On Demand	2,517,705	-	2,517,705	-	1,379,026	-	1,379,026	-

Total	2,575,461	24,983	2,600,444	-	1,379,026	42,365	1,421,391	-

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company.

The Company is a member managed limited liability company, being wholly (100%) owned by Richard Pauwels and Samantha Coker.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 3, 2025, the date these financial statements were available to be issued.

The Company entered into loan agreements to purchase two pieces of equipment. The purchase of the equipment was contingent on the acquisition of a new facility in Alabama, however the acquisition was not finalized, and as a result, the purchase of the equipment was not completed. The vendor plans to sell the equipment, and the proceeds will be used to pay off the loans.